Filed by Innovative International Acquisition Corp. and Zoomcar, Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Innovative International Acquisition Corp.

Commission File No.: 001-40964

Date: October 26, 2022

Zoomcar sees 7 times volume growth ahead of US listing

Mint

By Alisha Sachdev

October 26, 2022

SYNOPSIS

•	The Bengaluru-based startup clocks an average of 60,000 rental transactions on its platform every month

NEW DELHI : New Delhi: When most cab aggregators are struggling with small ticket size and a sustainable business model in India, self-driving car rental service Zoomcar is racing toward its NASDAQ debut with a SPAC listing.

The turbulent two years of covid-19 was a blessing for the Bengaluru-based startup. The disruptions forced the startup to pivot from direct-leasing, or an ownership model, to inviting hosts to list their cars on its platform, which were rented out to users. The strategy paid off, as it opted for an asset-light and sustainable model. Besides, the post-pandemic behavioural change prompted families to take more frequent long-weekend trips, in bigger cars and with greater flexibility. This translated into 20-30 times higher ticket size, or revenue per trip for Zoomcar, in comparison to rivals, who primarily focus on short, intra-city rides.

Zoomcar, with 90% share of India’s self-driving car market, is also not looking to expand its footprint in markets like the US where the competition is stiff. “We have seen about 7x growth in business volumes compared to last year as we got out of covid-19. We’ve grown by leaps and bounds during this period. When we were operating in direct leasing or vehicle finance model, our maximum strength was about 7,000 vehicles. Now as we’ve transitioned into a full marketplace, we’ve been able to grow it by three and half. We also achieved significant improvement in our ticket size, much like what you’ve seen with other digital or e-commerce platforms, where commonalities coming through covid-19 and then moving out of it, was the purchasing power and overall volume, and ticket size going up quite a bit,” Greg Moran, co-founder and chief executive officer, Zoomcar, said in an interview.

“Our average ticket size has gone up by over 50% from the pre-covid-19 phase. Trips for $40 or $50 range have gone up to $65-75. It’s a very meaningful jump in terms of the basket size,” Moran added.

Zoomcar clocks an average of 60,000 rental transactions on its platform every month. Transaction volumes are growing commensurate to the supply, he added.

While India is Zoomcar’s largest market by far, it has expanded its operations across Egypt, Vietnam and Indonesia. “I think our presence in these markets is going to form a jumping-off point to go into another 15-20 markets in 2-3 years, particularly Latin America, broader Africa, and Southeast Asia.”

[END]

Annex A

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

Innovative International Acquisition Corp. (“Innovative”) and Zoomcar, Inc. (“Zoomcar”) will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Form S-4 (the “Registration Statement”) to be filed by Innovative, which will include a prospectus with respect to Innovative’ securities to be issued in connection with the transaction, and a proxy statement of Innovative (the “Proxy Statement”), to be used at the meeting of Innovative’ shareholders to approve the proposed merger and related matters. INVESTORS AND SECURITY HOLDERS OF INNOVATIVE ARE URGED TO READ THE REGISTRATION STATEMENT, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ZOOMCAR, INNOVATIVE, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. When available, the Proxy Statement contained in the Registration Statement and other relevant materials for the proposed transactions will be mailed to shareholders of Innovative as of a record date to be established for voting on the proposed transactions. Investors and security holders will also be able to obtain copies of the Registration Statement, including the Proxy Statement contained therein, and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC's web site at www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the proposed transactions and shall not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Innovative, the Sponsor, Zoomcar, and their respective directors, officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions under the rules of the SEC. Information about Innovative’s directors and executive officers and their ownership of Innovative’s securities is set forth in filings with the SEC, including Innovative’s annual report on Form 10-K filed with the SEC on March 29, 2022 and subsequent quarterly reports filed with the SEC on form 10-Q. To the extent that holdings of Innovative’s securities have changed since the amounts included in Innovative’s most recent annual report, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the participants will also be included in the proxy statement/prospectus, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning.

These forward-looking statements and factors that may cause actual results and the timing of events to differ materially from the anticipated results include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger and Reorganization or could otherwise cause the transactions contemplated therein to fail to close; (2) the outcome of any legal proceedings that may be instituted against Innovative, Zoomcar, the combined company or others following the announcement of the proposed transactions and any definitive agreements with respect thereto; (3) the inability to complete the proposed transactions due to the failure to obtain approval of the shareholders of Innovative or stockholders of Zoomcar; (4) the inability of Zoomcar to satisfy other conditions to closing; (5) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed transactions; (6) the ability to meet stock exchange listing standards in connection with and following the consummation of the proposed transactions; (7) the risk that the proposed transactions disrupt current plans and operations of Zoomcar as a result of the announcement and consummation of the proposed transactions; (8) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain its reputation, grow its customer base, maintain relationships with customers and suppliers and retain its management and key employees; (9) the impact of the COVID-19 pandemic on the business of Zoomcar and the combined company (including the effects of the ongoing global supply chain shortage); (10) Zoomcar’s limited operating history and history of net losses; (11) Zoomcar’s customer concentration and reliance on a limited number of key technology providers and payment processors facilitating payments to and by Zoomcar’s customers; (12) costs related to the proposed transactions; (13) unfavorable interpretations of laws or regulations or changes in applicable laws or regulations; (14) the possibility that Zoomcar or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors; (15) Zoomcar’s estimates of expenses and profitability; (16) the evolution of the markets in which Zoomcar competes; (17) political instability associated with operating in current and future emerging markets Zoomcar has entered or may later enter; (18) risks associated with Zoomcar maintaining inadequate insurance to cover risks associated with business operations now or in the future; (19) the ability of Zoomcar to implement its strategic initiatives and continue to innovate its existing products; (20) the ability of Zoomcar to adhere to legal requirements with respect to the protection of personal data and privacy laws; (21) cybersecurity risks, data loss and other breaches of Zoomcar’s network security and the disclosure of personal information or the infringement upon Zoomcar’s intellectual property by unauthorized third parties; (22) risks associated with the performance or reliability of infrastructure upon which Zoomcar relies, including, but not limited to, internet and cellular phone services; (23) the risk of regulatory lawsuits or proceedings relating to Zoomcar’s products or services; (24) increased compliance risks associated with operating in multiple foreign jurisdictions at once, including regulatory and accounting compliance issues; (25) Zoomcar’s exposure to operations in emerging markets where improper business practices may be prevalent; and (26) Zoomcar’s ability to obtain additional capital when necessary.